

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp.
120 Hawthorne Avenue
Palo Alto, California 94301

Re: Social Capital Hedosophia Holdings Corp.
Registration Statement on Form S-4
Exhibit Nos. 10.20, 10.23, 10.24, 10.27, and 10.28
Filed August 7, 2019
File No. 333-233098

Dear Mr. Palihapitiya:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance